CHAPMAN AND CUTLER LLP	111 WEST MONROE STREET
CHICAGO, ILLINOIS 60603

May 22, 2020

VIA EDGAR CORRESPONDENCE

David Orlic
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund VIII (the “Trust”)
File Nos. 333-210186; 811-23147

Dear Mr. Orlic:

This letter responds to your comments, provided by telephone on May 4, 2020, regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund VIII (the “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on March 10, 2020 (the “Registration Statement”). The Registration Statement relates to the FT Cboe Vest U.S. Equity Buffer Strategy ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

Please advise whether the Fund will receive a 19b-4 order prior to launch.

Response to Comment 1

The Fund will not receive a 19b-4 order and intends to rely on the generic listing standards and/or Rule 6c-11 under the Investment Company Act of 1940 (the “1940 Act”).

Comment 2 – General

Please include hyperlinks for all exhibits.

Response to Comment 2

The Fund confirms that all exhibits that are required to do so will include a hyperlink pursuant to the FAST Act.

Comment 3 – General

Please confirm that the Fund will not provide enhanced returns, either directly or indirectly.

Response to Comment 3

The Fund confirms that it does not intend to provide enhanced returns, either directly or indirectly.

Comment 4 – General

The Staff requests that the Fund file a BXT until all of the Staff’s comments are resolved.

Response to Comment 4

The Fund desires to maintain its current effective date pursuant Rule 485A; however, the Fund intends to delay its public launch until it has addressed the Staff’s concerns to the extent practicable.

Comment 5 – Cover Page

Please consider including all of the same disclosures on the cover page as those that were included on the cover pages of the Underlying ETFs’ prospectuses, modified as necessary.

Response to Comment 5

In response to the Staff’s comment, modified disclosure from the cover pages of the Underlying ETFs’ prospectuses has been included on the Fund’s cover. Please see attached hereto as Exhibit A.

Comment 6 – Principal Investment Strategies

Please consider adding additional disclosure explaining the rolling nature of the strategy to clarify how it refreshes on a 90-day basis.

Response to Comment 6

In response to the Staff’s comment, the following disclosure has been added in bold to the fourth (previously third) and new fifth paragraphs of the section entitled “Principal Investment Strategies”:

This means that approximately every 90 days, one of the Underlying ETFs will undergo a “reset” of its cap and buffer, providing the Fund with a rolling exposure to capped and buffered returns on SPY (through the Underlying ETFs) based on the price level of SPY every 90 days.

The Fund intends to generally rebalance its portfolio to equal weight (i.e., 25% per Underlying ETF) quarterly, in connection with the reset of each Underlying ETF. In between such rebalances, market movements in the prices of the Underlying ETFs may result in the Fund having temporary larger exposures to certain Underlying ETFs compared to others. Under such circumstances, the Fund’s returns would be more greatly influenced by the returns of the Underlying ETFs with the larger exposures.

Comment 7 – Principal Investment Strategies

Please disclose whether the Fund will only invest in an Underlying ETF at the start of its Target Outcome Period.

Response to Comment 7

In response to the Staff’s comment, the following disclosure has been added in bold to the new fifth paragraph of the section entitled “Principal Investment Strategies”:

The Fund may purchase shares of an Underlying ETF on a day other than on the first day of a Target Outcome Period and/or sell Underlying ETF shares prior to the end of a Target Outcome Period, meaning that the Fund may experience results that are very different from the target outcomes sought by the Underlying ETF for that Target Outcome Period.

Comment 8 – Principal Investment Strategies

Please disclose whether the Fund will only purchase shares of the Underlying ETFs in the secondary market. If the Fund intends to participate in any primary or in-kind purchases, please provide an analysis under Section 17(a) of the 1940 Act.

Response to Comment 8

In response to the Staff’s comment, the following disclosure has been added to the new fifth paragraph of the section entitled “Principal Investment Strategies”:

The Fund intends only to purchase shares of Underlying ETFs in the secondary market and will not engage in any principal transactions with the Underlying ETFs.

Comment 9 – Principal Investment Strategies

Please disclose that the Fund’s assets will be allocated equally among the Underlying ETFs or, alternatively, please disclose any circumstances in which that will not be the case as well as any risks associated with less than equal allocation.

Response to Comment 9

Please see Response to Comment 6.

Comment 10 – Principal Risks

Please disclose the risks particular to this Fund, rather than the pass-through risks of the Underlying ETFs.

Response to Comment 10

In response to the Staff’s comment, the following disclosure has been added to the sections entitled “Principal Risks”:

BLENDED RETURN RISK. An investment in the Fund may provide returns that are lower than the returns that an investor could achieve by investing in one or more of the Underlying ETFs alone. Additionally, if one or more of the Underlying ETFs has exceeded its cap at the time that you invest in the Fund, you may derive no benefit from the Fund’s investment in that Underlying ETF. Likewise, if one or more of the Underlying ETFs has decreased in value below its buffer at the time that you invest in the Fund, you may derive no buffered protection from the Fund’s investment in that Underlying ETF. Se Buffered Loss Risk, Capped Upside Risk and Downside Risk below.

Comment 11 – Principal Investment Strategies

Please disclose how and when rebalancing will occur. Also, please explain how the Fund will handle an Underlying ETF whose price has departed significantly from its underlying net asset value, or an Underlying ETF that does not have significant enough assets to be a viable investment option for the Fund.

Response to Comment 11

Please see Response to Comment 6. The Fund does not believe that a premium and/or discount in the trading price of an Underlying ETF relative to its net asset value, or the size of an underlying ETF, will have a material impact on the Fund’s ability to execute its investment strategy. The Fund also expects the arbitrage mechanisms of the Underlying ETFs to efficiently maintain an acceptable correlation between the respective trading prices and net asset values of the Underlying ETFs under normal market conditions.

Comment 12 – Principal Investment Strategies

Given that the various caps and buffers of the Underlying ETFs are set at different price points throughout the year, please consider disclosing whether this would dilute their combined effect at the Fund level.

Response to Comment 12

As described in the Fund’s prospectus, the Fund itself does not intend to provide a cap or buffer with respect to the performance of SPY, but simply a blended return of the Underlying ETFs.

In response to the Staff’s comment, the following disclosure (underlined for purposes of this Response) has been added in bold to the first paragraph of the section entitled “Principal Investment Strategies”:

The Fund itself does not provide any buffer against losses. The Fund simply seeks to provide the blended return of the Underlying ETFs. In order to understand the Fund’s strategy and risks, it is important to understand the strategies and risks of the Underlying ETFs. See below for a discussion of the principal investment strategies of the Underlying ETFs.

Comment 13 – Principal Investment Strategies

The Staff notes the reference to “price return” in the first sentence in the section entitled “Principal Investment Strategies” and asks the Fund to please advise whether this concept was included the Underlying ETFs’ disclosure.

Response to Comment 13

The Fund confirms that this concept has been included in the Underlying ETFs’ investment objectives.

Comment 14 – Principal Investment Strategies

Please clarify the reference to the section entitled “SPY” at the end of the second paragraph in the section entitled “Principal Investment Strategies.”

Response to Comment 14

This reference has been replaced with a reference to the section entitled “SPDR® S&P 500® ETF Trust.”

Comment 15 – Principal Investment Strategies

Please include more disclosure regarding the current parameters of the Underlying ETFs. For example, please consider disclosing the actual caps of the Underlying ETFs, both before and after expenses. The Staff recognizes that these parameters will change and asks the Fund to consider whether the sticker procedures of the Underlying ETFs could be replicated for the Fund. The Staff also notes that some disclosure was included for the Underlying ETFs but not for the Fund and asks the Fund to please consider whether that disclosure should be included in the Fund’s prospectus. For example, the Staff points to the third, fourth and fifth paragraphs in the section entitled “Principal Investment Strategies” in the Underlying ETFs’ prospectuses.

Response to Comment 15

In response to the Staff’s comment, the prospectus cover page has been revised to include the parameters of the Underlying ETFs as of the date of the prospectus as well as links to the websites of the Underlying ETFs for more current information. Please see Response to Comment 5 and Exhibit A attached hereto.

Additionally, the following modified disclosure from the Underlying ETFs’ prospectuses has been included in the section entitled “Principal Investment Strategies”:

On the first day of each new Target Outcome Period, an Underlying ETF resets by investing in a new set of FLEX Options that will provide a new cap for the new Target Outcome Period. This means that each Underlying ETF’s cap will change for each Target Outcome Period based upon prevailing market conditions at the beginning of each Target Outcome Period. Each Underlying ETF’s cap and buffer, and its current price relative to each, should be considered before investing in the Fund. Each Underlying ETF will be perpetually offered and not terminate after the initial or any subsequent Target Outcome Period.

Each Underlying ETF’s cap and buffer are fixed levels that are calculated in relation to SPY’s price and the Underlying ETF’s net asset value (“NAV”) at the start of a Target Outcome Period. While the cap and buffer reference the performance of SPY over a Target Outcome Period, each Underlying ETF expects its NAV to experience the same general price movement, cap and buffer as a percentage gain or loss over the Target Outcome Period. As SPY’s price and the Underlying ETF’s NAV change over a Target Outcome Period, an investor, like the Fund, acquiring shares after the start of a Target Outcome Period will likely have a different return potential than an investor who purchased shares at the start of the Target Outcome Period. This is because while the cap and buffer for a Target Outcome Period are fixed levels that remain constant throughout the Target Outcome Period, an investor, like the Fund, purchasing shares at market value during a Target Outcome Period likely purchased shares at a price that is different from the Underlying ETF’s NAV at the start of the Target Outcome Period (i.e., the NAV that the cap and buffer reference). For example, if the Fund purchases shares of an Underlying ETF during a Target Outcome Period at a time when the Underlying ETF has decreased in value from its value on the first day of the Target Outcome Period, the Fund’s buffer will essentially be decreased by the amount of the decrease in the Underlying ETF’s value. Conversely, if the Fund purchases shares of an Underlying ETF during a Target Outcome Period at a time when the Underlying ETF has increased in value from its value on the first day of the Target Outcome Period, the Fund’s cap will essentially be decreased by the amount of the increase in the Underlying ETF’s value. See “Buffer and Cap” below for additional information. In addition, the current price of SPY is likely to be different from the price of SPY at the start of a Target Outcome Period. To achieve the target outcomes sought by an Underlying ETF for a Target Outcome Period, the Fund must hold its shares for that entire Target Outcome Period.

Comment 16 – Principal Investment Strategies

Please consider disclosing the impact on the Fund of an Underlying ETF having a Target Outcome Period of less than one year and any associated risks.

Response to Comment 16

While it is likely that the Fund will have exposure to an Underlying ETF that has a Target Outcome Period of less than one year for a limited amount of time immediately following its launch, the Fund does not expect there to be any material impact on the Fund’s ability to execute its investment strategy.

Comment 17 – Principal Investment Strategies

Please consider revising the second bolded sentence in the section entitled “Buffer and Cap” to the following:

This means that if SPY experiences gains for a Target Outcome Period in excess of the cap for that Target Outcome Period, neither the Underlying ETF nor the Fund will benefit from those excess gains.

Response to Comment 17

The prospectus has been revised in accordance with this comment.

Comment 18 – Principal Investment Strategies

Please consider including the charts and accompanying text that were included in the section entitled “Principal Investment Strategies” in the Underlying ETFs’ prospectuses. Alternatively, or in addition to that disclosure, please also consider whether there should be a composite chart or table demonstrating hypothetical performance of the Fund under certain defined circumstances.

Response to Comment 18

In response to the Staff’s comment, the charts and a modified version of the accompanying text that were included in the Underlying ETFs’ prospectuses have been included in the section entitled “Principal Investment Strategies.” See attached hereto as Exhibit B.

Comment 19 – General

Please add a concentration policy to the sections entitled “Principal Investment Strategies and “Additional Information on the Fund’s Investment Objective and Strategies” and revise the policy stated in the Fund’s Statement of Additional Information (“SAI”) with the following.

The Fund may not invest 25% or more of the value of its total assets in securities of issuers in any one industry or group of industries except to the extent that the underlying referenced index of the Underlying ETFs invests more than 25% of its assets in an industry or group of industries. This restriction does not apply to obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities.

Response to Comment 19

The prospectus and SAI have been revised in accordance with this comment.

Comment 20 – General

Please consider whether disclosure should be included regarding recent market events surrounding the global COVID-19 pandemic.

Response to Comment 20

The Fund confirms that both the Fund’s prospectus and SAI have been revised to include risk disclosure related to the global COVID-19 pandemic.

Comment 21 – Principal Risks

Please revise the order in which risks are disclosed to prioritize those that are most likely to adversely affect the Fund’s net asset value, yield and total return in accordance with the Staff’s guidance in ADI 2019-08 – Improving Principal Risks Disclosure.

Response to Comment 21

The Fund respectfully declines to revise the disclosure as requested by the Staff. Ultimately, the Fund has reached the same conclusion as many other industry participants and declines to make the requested revisions as it believes the disclosure is compliant with the requirements of Form N-1A. The Fund continues to evaluate its approach to the ordering of risk factors in light of recent Staff guidance.

Comment 22 – Principal Risks

Please confirm that the second sentence of the “Capped Upside Risk” is true.

Response to Comment 22

The Fund confirms that this disclosure is accurate because the Fund may invest in an Underlying ETF on a day other than the first day of a Target Outcome Period.

Comment 23 – Principal Risks

Please revise “New Fund Risk” to refer not only to the Fund but also to the Underlying ETFs.

Response to Comment 23

The prospectus has been revised in accordance with this comment.

Comment 24 – Principal Risks

Please consider including a special tax risk that applies to the Fund itself. Please also consider whether a separate tax risk should be included for the underlying flex options.

Response to Comment 24

Because the Fund itself invests only in the shares of other ETFs, it does not share the unique tax risks of the Underlying ETFs; however, the prospectus describes such risks and how they may affect the Fund by way of its investment in the Underlying ETFs. The section entitled “Federal Tax Matters” addresses the tax issues specific to the Fund.

Comment 25 – Principal Risks

Please consider including a risk relating to investments in other investment companies.

Response to Comment 25

In accordance with the Staff’s comment, “ETF Risk” has been added to the Item 4 and Item 9 risk disclosure.

Comment 26 – Performance

Please supplementally identify the broad-based securities index that the Fund intends to use for performance comparison.

Response to Comment 26

The Fund confirms that the the S&P 500 Index will be used for performance comparison.

Comment 27 – Additional Information on the Fund’s Investment Objective and Strategies

Please disclose the principal strategies of each Underlying ETF and provide a refence to the Underlying ETF prospectuses.

Response to Comment 27

In response to the Staff’s comment, the prospectus cover page has been revised to include the parameters of the Underlying ETFs as of the date of the prospectus as well as links to the websites of the Underlying ETFs for more current information. Please see Response to Comment 5 and Exhibit A attached hereto.

Additionally, the section entitled “Principal Investment Strategies” has been revised generally to more thoroughly describe the principal investment strategies of the Underlying ETFs. See Responses above and Exhibits A and B attached hereto.

Comment 28 – Additional Information on the Fund’s Investment Objective and Strategies

Please consider expanding upon the Item 9(b) disclosure, including moving some of information from the SAI to Item 9(b).

Response to Comment 28

The Fund believes that the disclosure, as currently separated between Item 4, Item 9 and the SAI, is compliant with the requirements of Form N-1A and is presented in the manner most conducive to investor comprehension.

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Please call me at (312) 845-3781 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Eric Fred Fess
Eric Fred Fess

Exhibit A
•	Under normal market conditions, the Fund will invest substantially all of its assets in four exchange-traded funds (“ETFs”) that seek to provide investors with returns (before fees, expenses and taxes) that match the price return of the SPDR S&P 500 ETF Trust (“SPY”), up to a predetermined upside cap, while providing a buffer against the first 10% (before fees, expenses and taxes) of SPY losses, over a defined one-year period (the “Underlying ETFs”). The Fund itself does not provide any buffer against losses. The Fund simply seeks to provide the blended return of the Underlying ETFs. In order to understand the Fund's strategy and risks, it is important to understand the strategies and risks of the Underlying ETFs. See below for a discussion of the principal investment strategies of the Underlying ETFs.
•	The Underlying ETFs will invest substantially all of their assets in FLexible EXchange® Options (“FLEX Options”) on the SPDR® S&P 500® ETF Trust (the “SPY”). FLEX Options are customizable exchange-traded option contracts guaranteed for settlement by the Options Clearing Corporation. Each Underlying ETF uses FLEX Options to employ a “target outcome strategy.” Target outcome strategies seek to produce pre-determined investment outcomes based upon the performance of an underlying security or index. The pre-determined outcomes sought by each Underlying ETF, which include a buffer and cap discussed below (“Outcomes”), are based upon the value of the FLEX Options on the first day of a Target Outcome Period (see below) and reference the performance of SPY over a period of approximately one year. This period is referred to as the “Target Outcome Period.” Following the initial Target Outcome Period, each subsequent Target Outcome Period will be a one-year period from the third Friday in the month for which the Underlying ETF is named of each year and ending on the third Friday in the month for which the Underlying ETF is named of the following year. The Underlying ETFs will not terminate after the conclusion of a Target Outcome Period. After the conclusion of a Target Outcome Period, another will begin. There is no guarantee that the Outcomes for a Target Outcome Period will be realized.
•	Each Underlying ETF’s strategy has been specifically designed to produce the Outcomes based upon SPY’s returns over the duration of a Target Outcome Period. The Outcomes may only be realized if the Fund is holding shares of an Underlying ETF on the first day of a Target Outcome Period and continues to hold them on the last day of the Target Outcome Period. If the Fund purchases shares after a Target Outcome Period has begun or sell shares prior to a Target Outcome Period’s conclusion, it may experience investment returns very different from those that the Underlying ETF seeks to provide. Additionally, there is no guarantee that the Fund or the Underlying ETFs will successfully achieve their investment objectives.
•	Underlying ETF shareholders, like the Fund, are subject to an upside return cap that represents the maximum percentage return an investor can achieve from an investment in an Underlying ETF for a Target Outcome Period. Therefore, even though each Underlying ETF’s returns are based upon SPY, if SPY experiences returns for a Target Outcome Period in excess of the cap, the Fund will not experience those excess gains. Please note, if a Target Outcome Period has begun and an Underlying ETF has increased in price to a level near to the cap, an investor, like the Fund, purchasing at that price has little or no ability to achieve gains but remains vulnerable to downside risks. Additionally, an Underlying ETF’s cap may rise or fall from one Target Outcome Period to the next. There is no guarantee that a cap will remain the same upon the conclusion of a Target Outcome Period.
•	Each Underlying ETF only seeks to provide shareholders (like the Fund) that hold shares for an entire Target Outcome Period with a buffer against the first 10% of SPY losses (based upon the price of SPY at the time the Underlying ETF entered into the FLEX Options on the first day of a Target Outcome Period) during the Target Outcome Period. The Fund, as an investor in an Underlying ETF, will bear all SPY losses exceeding 10% on a one-to-one basis. Even if the Fund purchases shares of an Underlying Fund at the beginning of a Target Outcome Period, it may lose its entire investment. While each Underlying ETF seeks to limit losses to 90% for shareholders (like the Fund) who hold shares for an entire Target Outcome Period, there is no guarantee they will successfully do so. Depending upon market conditions at the time of purchase, if the Fund purchases shares of an Underlying ETF after a Target Outcome Period has begun, it may also lose its entire investment. For instance, if a Target Outcome Period has begun and the Underlying ETF has decreased in value beyond the pre-determined 10% buffer, the Fund purchasing shares at that price may not benefit from the buffer. Similarly, if a Target Outcome Period has begun and an Underlying ETF has increased in value, the Fund may not benefit from the buffer until the Underlying ETF’s value has decreased to its value at the commencement of the Target Outcome Period. An investment in the Fund is only appropriate for shareholders willing to bear those losses of the Underlying ETFs.
As of the date of this prospectus, the Fund’s portfolio consists of the following four Underlying ETFS:

•	FT Cboe Vest U.S. Equity Buffer ETF - February (FFEB) – www.ftportfolios.com/retail/etf/EtfSummary.aspx?Ticker=FFEB
•	FT Cboe Vest U.S. Equity Buffer ETF - May (FMAY) – www.ftportfolios.com/retail/etf/EtfSummary.aspx?Ticker=FMAY
•	FT Cboe Vest U.S. Equity Buffer ETF - August (FAUG) – www.ftportfolios.com/retail/etf/EtfSummary.aspx?Ticker=FAUG
•	FT Cboe Vest U.S. Equity Buffer ETF - November (FNOV) – www.ftportfolios.com/retail/etf/EtfSummary.aspx?Ticker=FNOV

•	Each Underlying ETF’s website provides important information (including Target Outcome Period start and end dates and the cap and buffer), as well as information relating to the potential outcomes of an investment in the Underlying ETF on a daily basis. If you are contemplating purchasing shares, please visit these websites.
•	As stated above and explained in greater detail within the prospectus, if an Underlying ETF has experienced certain levels of either gains or losses since the beginning of its current Target Outcome Period, there may be little to no ability to achieve gains or benefit from the buffer for the remainder of the Target Outcome Period. These websites contain important information that will assist you in determining whether to buy shares.
•	Although the Fund’s shares are listed for trading on a national securities exchange, there can be no assurance that an active trading market for the shares will develop or be maintained.
Although the Fund and each Underlying ETF seek to achieve their investment objectives, there is no guarantee that they will do so. The returns that the Fund seeks to provide do not include the costs associated with purchasing shares of the Fund and certain expenses incurred by the Fund and the Underlying ETFs.
The Fund and the Underlying ETFs have characteristics unlike many other traditional investment products and may not be suitable for all investors.
You should only consider this investment if:	You should not consider this investment if:
• you fully understand the risks inherent in an investment in the Fund;	• you do not fully understand the risks inherent in an investment in the Fund;
• you desire to invest in a product with a return that depends upon the performance of SPY over certain Target Outcome Periods;	• you do not desire to invest in a product with a return that depends upon the performance of SPY over certain Target Outcome Periods;
• you fully understand that investments made when an Underlying ETF is at or near to its cap may have limited to no upside;	• you do not fully understand that investments made when an Underlying ETF is at or near to its cap may have limited to no upside;
• you are willing to forgo any gains in excess of an Underlying ETF’s cap;	• you are unwilling to forgo any gains in excess of an Underlying ETF’s cap;
• you are not seeking an investment that provides dividends to shareholders;	• you are seeking an investment that provides dividends to shareholders;
• you fully understand that investments made by the Fund in an Underlying ETF after a Target Outcome Period has begun may not fully benefit from the Underlying ETF’s buffer;	• you do not fully understand that investments made by the Fund in an Underlying ETF after a Target Outcome Period has begun may not fully benefit from the Underlying ETF’s buffer;
• you are willing to accept the risk of losing your entire investment; and	• you are unwilling to accept the risk of losing your entire investment; and
• you have visited the Fund’s and the Underlying ETFs’ websites and understand the investment outcomes available to you based upon the time of your purchase.	• you have not visited the Fund’s and the Underlying ETFs’ websites and do not understand the investment outcomes available to you based upon the timing of your purchase.
As of _____, 2020, the Underlying ETFs had the following remaining caps and buffers:
•	FFEB: Remaining Outcome Period, ___; Remaining Cap, ___; Remaining Downside Before Buffer, ___; Remaining Buffer, ___.

•	FMAY: Remaining Outcome Period, ___; Remaining Cap, ___; Remaining Downside Before Buffer, ___; Remaining Buffer, ___.
•	FAUG: Remaining Outcome Period, ___; Remaining Cap, ___; Remaining Downside Before Buffer, ___; Remaining Buffer, ___.
•	FNOV: Remaining Outcome Period, ___; Remaining Cap, ___; Remaining Downside Before Buffer, ___; Remaining Buffer, ___.
Definitions:
•	Remaining Outcome Period - The number of days remaining until the end of the Target Outcome Period.
•	Remaining Cap - Based on the Underlying ETF’s current bid/ask midpoint, the best potential return if held to the end of the Target Outcome Period, assuming SPY meets or exceeds the cap.
•	Remaining Downside Before Buffer - The amount of Underlying ETF loss that can be incurred prior to the buffer taking effect.
•	Remaining Buffer - The current amount of the Underlying ETF’s stated buffer remaining.

Exhibit B
The following charts illustrate the hypothetical returns that the FLEX Options seek to provide for each Underlying ETF with respect to the performance of SPY in certain illustrative scenarios over the course of a Target Outcome Period. These charts do not take into account payment by the Underlying ETFs of fees and expenses. There is no guarantee that an Underlying ETF will be successful in providing these investment outcomes for any Target Outcome Period.
The combination of the cash holdings and the FLEX Options with varying strike prices provides the mechanism for producing each Underlying ETF's desired outcome. Each Underlying ETF has three main layers of FLEX Options as set forth below.

•	The combination of cash equivalents (a) and the FLEX Options (b) seek to replicate the price returns of SPY. At the expiration date, these positions should realize a value equal to that of the price of SPY.
•	Taken together, positions (c) and (d) produce the 10% “buffer,” where position (c) is the top end of the buffer and position (d) is the bottom end. The payoff at expiration will compensate for losses experienced by SPY (if any), in an amount not to exceed 10% of SPY at the beginning of a Target Outcome Period.
•	The strike level of the FLEX Option in position (e) produces the cap and is chosen so that the combined net investment in (a) through (e) is approximately equal to the Underlying ETF’s NAV.
•	The combination of positions (a) through (e) creates a maximum growth opportunity equal to the return experienced by SPY at expiration, not to exceed the cap, while providing a 10% buffer from losses, before fees and expenses.
Investors, like the Fund, purchasing shares of an Underlying ETF during a Target Outcome Period will experience different results. Each Underlying ETF's website (see above), provides information relating to the possible outcomes for an investor, like the Fund, of an investment in the Underlying ETF on a daily basis, including the Underlying ETF’s position relative to the cap and buffer. Before purchasing Fund shares, an investor should visit the Underlying ETFs’ websites to review this information and understand the possible outcomes of an investment in Fund shares on a particular day.